Exhibit 99.1

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of May 29, 2018 (this “Amendment”), is entered by and among IK Healthcare Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), IK Healthcare Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and iKang Healthcare Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).  Each of Parent, Merger Sub and the Company is hereinafter referred to as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of March 26, 2018 (the “Original Agreement”);

WHEREAS, on the date hereof, Boyu Capital Fund III, L.P. (“Boyu”) is admitted as an Additional Investor (as defined under the Interim Investors Agreement) pursuant to Section 1.3 of the interim investors agreement  dated as of March 26, 2018 by and among the Rollover Shareholders, the Parties, Yunfeng Fund III, L.P., Yunfeng Fund III Parallel Fund, L.P. and Taobao China Holding Limited (“Interim Investors Agreement”) and is entering into an equity commitment letter with Parent to fund a portion of the Merger Consideration;

WHEREAS, the Parties desire to amend the Original Agreement so as to add Boyu as a Sponsor which will provide an equity commitment letter and a limited guarantee on the terms set forth herein;

WHEREAS, Section 9.10 of the Original Agreement provides that the Original Agreement may be amended by the Parties by action taken (a) in the case of Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) in the case of the Company, by or on behalf of the Company Board acting upon the recommendation of Special Committee, at any time prior to the Effective Time;

WHEREAS, the Special Committee has authorized, approved and recommended the execution and delivery of this Amendment by the Company, and the Company Board, acting upon the recommendation of the Special Committee, has authorized and approved the execution and delivery of this Amendment by the Company; and

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Amendment and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Amendment, and Parent, as the sole shareholder of Merger Sub, has approved this Amendment in each case upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the Parties agree to amend the Original Agreement as follows:

1.                                      Definitions

Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Original Agreement.

2.                                      Amendments to the Original Agreement

2.1                               The definition of “Confidentiality Agreements” in Section 9.03(a) of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

“Confidentiality Agreements” means the confidentiality agreement between the Company and Yunfeng Capital dated as of June 11, 2016, as amended and supplemented by an addendum thereof among the Company, Yunfeng Capital, Alibaba Investment Limited and Boyu Capital Advisory Co. Limited dated as of March 12, 2018.

2.2                               The definition of “Sponsors” in Section 9.03(a) of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

“Sponsors” means each of Yunfeng Fund III, L.P., Yunfeng Fund III Parallel Fund, L.P., Taobao China Holding Limited and Boyu Capital Fund III, L.P..

2.3                               The definition of “Buyer Group Contracts” in Section 9.03(a) of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

“Buyer Group Contracts” means the Equity Commitment Letters, the Support Agreement, and the interim investors agreement, dated as of March 26, 2018, as amended as of May 29, 2018, by and among the Rollover Shareholders, the Sponsors, Holdo, Parent and Merger Sub.

2.4                               Each reference in the Original Agreement to “Equity Commitment Letters” shall be deemed to include the equity commitment letter from Boyu dated May29, 2018 which has been delivered by Parent to the Company, and each reference in the Original Agreement to “Limited Guarantees” shall be deemed to include the limited guarantee dated May 29, 2018 which has been delivered by Boyu to the Company. Each reference in the Original Agreement to “Equity Commitment Letters”, “Limited Guarantees” or “Support Agreement” shall be deemed to refer to such documents as amended as of May 29, 2018.

2.5                               Appendix I of the Original Agreement is hereby deleted and replaced in its entirety by Appendix I attached hereto.

3.                                      Miscellaneous

3.1                               No Further Amendment.

The Parties agree that all other provisions of the Original Agreement shall, subject to Section 2, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment forms an integral and inseparable part of the Original Agreement.

3.2                               Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub as of the date hereof that:

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Amendment.  The execution and delivery by the Company of this Amendment have been duly authorized by the Company Board and the Special Committee and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Amendment.

(b)                                 This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.3                               Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date hereof that:

(a)                                 Each of Parent and Merger Sub has all necessary corporate power and authority

2

to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery of this Amendment by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment.

(b)                                 This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)                                  The representations and warranties of Parent and Merger Sub set forth in Section 4.03(b), Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.09 and Section 4.10 of the Original Agreement are true and correct as of the date of this Amendment, after giving effect to the addition of Boyu as a Sponsor and the delivery by Boyu of its Equity Commitment Letter dated May 29, 2018 and its Limited Guarantee dated May 29, 2018.

3.4                               References.

All references to the Merger Agreement (including “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement”) in the Original Agreement shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement (as amended hereby) and references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and terms of similar import shall in all instances continue to refer to March 26, 2018.

3.5                               Other Miscellaneous Terms.

The provisions of Article IX (General Provisions) of the Original Agreement shall apply mutatis mutandis to this Amendment, and to the Original Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[SIGNATURE PAGE FOLLOWS]

3

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

IK HEALTHCARE INVESTMENT LIMITED

By:	/s/ Huang Xin
Name:	Huang Xin
Title:	Director

[Signature Page of Amendment No.1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

IK HEALTHCARE MERGER LIMITED

By:	/s/ Huang Xin
Name:	Huang Xin
Title:	Director

[Signature Page of Amendment No.1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

IKANG HEALTHCARE GROUP, INC.

By:	/s/ Ruby Liu
Name:	Ruby Liu
Title:	Chairman, Special Committee of the Board of Directors

[Signature Page of Amendment No.1 to Agreement and Plan of Merger]

APPENDIX I

ROLLOVER SHAREHOLDERS AND ROLLOVER SHARES

Rollover Shares
Rollover Shareholder	Class A Shares	Class C Shares	ADSs
ShanghaiMed, Inc.	2,264,140 Class A Shares	Nil	1,256,820 ADSs

Time Intelligent Finance Limited	526,721 Class A Shares	805,100 Class C Shares	Nil

Boquan He	10,000 Class A Shares issuable upon exercise of fully vested options	Nil	Nil

Top Fortune Win Ltd.	4,448,575 Class A Shares	Nil	Nil

Note that (i) the number of Rollover Shares of ShanghaiMed, Inc., Time Intelligent Finance Limited or certain of their Affiliates may be increased in accordance with the Support Agreement by up to 1,772,644 Shares (including Shares underlying ADS and Company options), and (ii) the number of Rollover Shares of Mr. Boquan He or his Affiliates may be increased in accordance with the Support Agreement by up to  476,831 Shares (including Shares underlying ADS and Company options).